INVEST IN **THE DROPOUT**

A sexy reimagining of "The Graduate" told from a female point of view.

PITCH VIDEO INVESTOR PANEL



The Dropout
an independent feature film

dropoutmovie.com Los Angeles CA







Entertainment | Film | Female Founder | Sex | Comedy

LEAD INVESTOR



Alan Jacobson

I am excited and humbled to be the Lead Investor for this project. There are many films that have raised money through crowdfunding, enough so that it has become clear what the successful ones have shared. This project has all of those qualities, including a strong well-received script; a highly unique and compelling idea, but one that has a some underlying themes that people love in movies; a well thought-out plan that is based on substantial industry knowledge; and a great start as far as the cast (Davi Santos is quite talented and has a strong social media presence). But beyond checklists, let me tell you about Tyrrell and Meryl who I've now met with twice. Their talent and energy jump out right away, and then you quickly get a sense of how focused and appreciative they are - I have no doubt that they're going to be incredibly motivated to make our investments worthwhile. By the way, they are also really fun and funny, two vital ingredients that I think will be often mentioned by critics and audiences as hallmarks of this film. These two women are going to be heard from in the industry, and I think we'll all be proud to have been a part of one of their first major works!

Invested $1,500 this round

Highlights

1. Director/writer has created content for Lionsgate, Hallmark, Google, 20th Century Fox, and more.
2. Script placed in top 5% of Academy Nicholl Screenplay entries in 2019 and 2020 out of 15,000 others.
3. Award-winning team with proven track record, who has won awards at Oscar-qualifying film festivals.

3. Award-winning team with proven track record, who has won awards at Oscar-qualifying film festivals.

4. Davi Santos, of CBS' "Tell Me a Story," is attached to play the romantic love interest.
5. Diverse cast and crew. Juicy lead role for an actress in her late 40s/early 50s.
6. We have relationships with distributors and festivals, so we'll find a home for our finished film.
7. Growing appetite for sexually provocative content from a female perspective, proven by "Bridgerton."
8. To support female filmmakers. In 2020, only 16% of films were directed by women.

Our Team



Tyrrell Shaffner   Writer/Director/Producer

Award-winning filmmaker. Has created content for Lionsgate, Hallmark, Google, 20th Century Fox, and more. Producers Guild of America Member. Winner of The George Burns and Gracie Allen Fellowship in Comedy.

> The idea was initially sparked by the true story of one of our exes who had an affair with his girlfriend's mother. Upon hearing his story, we thought of "The Graduate," one of our favorite classic movies. It made us wonder, "Who was Mrs. Robinson? And how did she become who she was?" After many discussions, the idea for "The Dropout" was born.



Meryl Branch-McTiernan   Writer/Producer

Screenwriter, fiction writer, essayist and blogger for Huffington Post. Teleplays have been quarter-finalists in the Austin, Final Draft and Sundance Screenplay competitions. Graduate of S.I. Newhouse School of Public Communications.



Cassandra Jones   Producer

Experienced film producer. Recently produced two independent feature films: "What?" starring deaf actor John Maucere and "Immanence" starring Michael Beach. Her short film "CODA" (Child of Deaf Adult) has played in over 30 festivals.



Kara Sullivan   Casting Director

Kara Sullivan Casting, established in 2003, is an independent office based in Los Angeles. KSC has a diverse range of clients and an award-winning pedigree. Credits include the breakout indie films "Farah Goes Bang" and "Cuck."



Daniel Martens   Editor

Daniel Martens is an editor who was born in Sao Paulo, Brazil and raised in Los Angeles. His previous work includes "Suits", "The 100," and most recently "New Amsterdam."

Pitch

A divorcee's beloved holiday celebration with her adult children derails when she falls for her daughter's charming new boyfriend.

An R-rated, sex positive comedy influenced by "The Graduate," but told from the perspective of a protagonist inspired by Mrs. Robinson. Set in Pasadena, California.

Do Audiences Want to See Women Behaving Badly?

Classic comedies often feature difficult men misbehaving. Jack Nicholson, Bill Murray, and Seth Rogen have all played flawed but lovable romantic heroes. But can an audience empathize with a woman who makes the ultimate betrayal, a mother who sleeps with her daughter's boyfriend?

We say, the answer is resoundingly yes! As women who have at times engaged in relationships with the wrong men and struggled to break free, we know the war between desire and common sense—or as we like to call it, the battle between the head, the heart, and the vagina—is ripe for drama and teeming with comedy.

As Americans retreated to their living rooms over the past year, and date night moved to the couch, high-quality entertainment has never been so paramount to our survival as a species. Audiences have shown that they are hungry for content from new voices, a chance to laugh, and a sexy storyline that explores the limits breached by human desire.

Our Work



We started working in entertainment in the mid 2000s, cutting our teeth creating short form content. We've collaborated with Oscar winners such as Rob Fried (and his Hallmark owned company, Feeln), renowned filmmakers like Jon M. Chu ("Crazy Rich Asians") for his Google premium channel, and Tony-award winners.

Collectively, we've been on hundreds of film sets and our work has played in over 100 festivals, including the Oscar-qualifying Rhode Island International, Clermont-Ferrand International and Cleveland International film festivals, as well as the Sao Paulo International, Sante Fe, Nashville International and LA Shorts International festivals, among many others. We've won many awards, including multiple Telly Awards, Programmer's Award (Cleveland International Film Festival), Jury Award (Rhode Island International Film Festival), Audience Award (Bleedfest) and Founder's Award (ReelAbilites Film Festival NY).



Tyrrell and Meryl attending Sundance Film Festival, Tyrrell winning at Viscera Film Festival, Tyrrell directing for the Hallmark owned digital channel Feeln.

Through our experience in the last fifteen years, we've gained invaluable boots on the ground knowledge of filmmaking, fattened our Rolodexes with talented filmmakers, and toured the world showing audiences our films.



Now We're Embarking on Our Next Feature Film...

THE DROPOUT'S TONE:
GROUNDED COMEDY
"Hilarious and heart-crushingly real"
"a pair of knockout performances"
BILL HADER KRISTEN WIIG
THE SKELETON TWINS
ANNETTE BENING JULIANNE MOORE MARK RUFFALO
THE KIDS ARE ALL RIGHT
MIA WASIKOWSKA JOSH HUTCHERSON
The Graduate





The sex is raw, awkward and provocative. This is not a movie about two characters who fall in love and have predictable missionary sex. It's about messy, life-altering affairs and the joy and havoc they bring to our lives.







VISUAL STYLE

The look for the film is inspired by David Hockney's famous paintings of idyllic Southern California life. A world of leisure filled with bright light but with something dark lurking just below the surface.

Why Now?

- In 2020, the Academy of Motion Pictures announced new standards for films to be eligible in the Best Picture category. These initiatives are driving the awards categories toward more representation and inclusion. Hollywood is finally demanding more diverse voices.
- Streaming services such as Hulu, Netflix and HBO Max are providing a place for edgier content to live, after, or even instead of, a theatrical release. And the appetite for provocative content is growing.
- We have seen strong indications that female audiences are desperately seeking scenes showing romance and sexuality, like those featured in our film, based on the success of the steamy Netflix show "Bridgerton," which focuses on its female characters' sexual agency, and has over 82 million viewers.
- As the technology of filmmaking continues to advance, high-quality films can be made at much lower budget levels.

State of the Business

There has never been a better time for female-centered films. This year, the Academy upended their own history by nominating two women for Best Director and two movies directed by women for Best Picture. These films already made history at The Golden Globes, which awarded Best Picture and Best Director to Chloe Zhao for "Nomadland," a film starring a female lead over 60. "Promising Young Woman," a dark comedy directed by Emerald Fennell got four Golden Globe nominations and five Oscar nods.

And Regina King gained recognition in the Globes for her directorial debut, "One Night In Miami," highlighting the growing appetite for diversity on screen. This is all evidence that audiences are hungry for content made by and for women.

is all evidence that audiences are hungry for content made by and for women, and that Hollywood tastemakers are finally catching up to speed.

With more women behind the camera, the female gaze has come into focus. On the small screen, "Bridgerton" is the number one show in Netflix history. "Bad Moms," a modestly budgeted studio film, grossed $183M worldwide and spawned the sequel "Bad Moms Christmas." In the world of independent films, "Yes, God, Yes," the freshman feature from Karen Maine, explored the sexuality of a Catholic high school junior. The independently produced film premiered at SXSW to much acclaim, receiving a score of 93% on Rotten Tomatoes, and is now available on Netflix.

And films starring women make money. According to the LA Times, "there's a strong correlation between female-led films and box office success." A study conducted by the advocacy group Times Up in conjunction with the talent agency, CAA, examined the 350 top-grossing U.S. films released from 2014 through 2017, found that films with female leads outperformed male-led ones in worldwide box office averages. The proof is in the numbers!

Timeline

- Late Summer/Fall 2021 -- Principal Photography

- Late 2021 -- Post-Production

- 2022 -- Film Festival Run

- 2022-23 -- Distribution & Release

Distribution

The reception for indie films has never been better. Sundance Film Festival had another landmark year in film sales. Over half the films were purchased for distribution, with the independent feature "CODA" breaking acquisition records when it sold to Apple + for $25 million. Since 2020 had little studio or independent film production, there is a void in the market that will need to be filled by new content.

Top-tier festivals are actively seeking content that celebrates diversity. Our female focused film, produced by an all-female creative team, is exactly the kind of movie that will appeal to film festivals—particularly Tribeca, Cannes, South By Southwest, Berlin, and Sundance.

"The Dropout" shoot is scheduled to be completed by late 2021, just in time for the 2022 festival circuit. We hope our film festival strategy will gain us recognition, build our audience, and attract distributors. We plan to leverage our current relationships with film sales agents and distributors to sell our film.

There are more and more marketing opportunities available to female filmmakers such as Cherry Picks, which aggregates film reviews for female film critics, a "Film Directed by Women" category on Netflix and the ReFrame Stamp, which demonstrates success in gender balance by hiring female-identifying people in key areas of production.

Our Progress

In preparation for our late summer/fall 2021 production timeline, we are meeting with and gathering our key creatives. We are also using our vast networks to connect with actors that bring momentum and the perfect vibe for the role. There is a key location that plays an important role in the film and we have already begun looking for the perfect spot.

Use of Funds

As independent filmmakers, we're accustomed to making our dollar stretch and are adept at using limited funds to elevate the cinematic world of our story. We have shaped the script to fit an independent budget, limiting our cast size and locations. Our production will be nimble yet high quality, so that our budget makes the most impact on the big screen.



A Note from the Producers

After a year of hardship and isolation, a new era of independent filmmaking has arrived. We know that audiences are looking for an escape through movies that are funny, passionate, and heart-warming, and we are determined to satiate those desires.

"The Dropout" has been called daring and provocative, but also inherently commercial by one of the project's mentors, the comedy writer/director Luke Greenfield. The timing to make a film with a small cast and limited locations has never been better. And due to the derth of independent films shooting now, it has an excellent chance of standing out in next year's festival season.

We have spent years refining our story, directing scenes from the script in front of a collective of filmmakers in Los Angeles, building our social media presence, and recently started a podcast that discusses sexuality in cinema. We believe this is the perfect time to bring this intimate story into being. With the proliferation of streaming options, the gates have been flung open, allowing for a new kind of independent filmmaker to emerge. Our team has years of proven experience in writing, directing, acting, marketing, and harnessing resources to create scintillating content.

By investing in our all-female team, you are taking a step to elevate women's voices. But contributing to something important doesn't have to be boring. We are making a movie that's sexy, hilarious, a little cringey at times, and ultimately life affirming.

In Closing

This is your chance to invest in a film filled with laugh out loud moments, passionate sex, characters who make big mistakes, and ultimately find their way to redemption and new beginnings. Our all female creative team is committed to seeing our movie become a staple in romantic(ish) comedies. "The Graduate," still resonates more than fifty years after its premiere. And we hope that the taboos broken in "The Dropout" will spark discussion for many years to come.

Join the party! Come for a drink. Stay for a laugh.



Downloads

The Dropout Presentation.pdf